

April 16, 2021

Jeffrey DeNunzio
Chief Executive Officer
Fast Track Solutions, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

      Re: Fast Track Solutions, Inc.
           Form 10-12G
           Filed March 23, 2021
           File No. 000-56262

Dear Mr. DeNunzio:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-12G

Item 5. Directors and Executive Officers, page 9

1.   Please clarify the relationship with Paul Moody and his affiliation with the company. We note that he is identified as a director in your articles. Ensure that you disclose all entities that Jeffrey DeNunzio and, to the extent applicable, Mr. Moody have been involved with over the past five years. Refer to Item 401 of Regulation S-K. Also update your disclosure on page 10 as appropriate.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction